[Letterhead of Ameritrade Holding Corporation]

September 21, 2005
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
On behalf of Ameritrade Holding Corporation (the “Company”) we respectfully submit this letter in response to the comments received from the Staff of the Securities and Exchange Commission (the “Staff”) in a letter from Paul Cline dated August 25, 2005 (the “Comment Letter”).
The discussion below is presented in the order of the numbered comments in the Comment Letter.
Staff Comment 1: Note 16. Derivative Financial Instruments and Hedging Activities, page 59
Please describe the initial arrangement with the counterparty related to your prepaid variable forward contracts, including all significant terms. If there was a signed contract documenting the initial arrangement, please provide us with a copy.
Company response:
In February 2003, the Company arranged with the counterparty to enter into prepaid variable forward contracts designed to:
•	Provide a hedge against movement of the price of all 7,907,350 shares of our Knight Trading Group, Inc. Class A common stock (“NITE”) via zero cost collars. The floor (put) and cap (call) prices of the zero cost collars were to be based on the weighted average of the prices at which the counterparty was able to execute its initial short sales of the NITE stock. Due to the large number of shares involved and the potential stock price effect of the counterparty’s initial short selling into the market, we expected that there would be multiple zero cost collar tranches needed in order to hedge the entire NITE position.

•	Allow the Company to sell its NITE stock forward at a predetermined price range (between the floor and cap of the contracts), which was based on the weighted average short sale prices of each of the contracts.

•	Provide for zero coupon borrowings against the future proceeds of the forward sales. The interest on such borrowings was prepaid so the credit quality of the Company was not a factor in determining the interest rate. The Company received the borrowed funds net of the discounted interest payments. Under the terms of the contracts, the Company is able to repay the loan by delivering NITE stock.
The general terms of the prepaid variable forward contracts are governed by a Master Terms and Conditions for Pre-Paid Share Forward Transactions and an ISDA Master Agreement, filed as Exhibits 10.3 and 10.4, respectively, to the Company’s quarterly report on Form 10-Q for the quarter ended March 28, 2003.
Tranche 1:
The initial prepaid variable forward transaction was entered into on February 27, 2003 and was documented in writing by a signed Transaction Acknowledgment (see Appendix 1). The significant terms were as follows:
Underlying Number of Shares: 5,200,000 shares of NITE
Hedge Price: $4.77 per share (based on a single block sold short by the counterparty in a negotiated transaction)

Securities and Exchange Commission, September 21, 2005

Notional Size: The Number of Shares multiplied by the Hedge Price.
Maturity Date: Four years from the inception of the transaction.
Cap Price: $5.724 (applicable to all Number of Shares) (equal to 120% of the Hedge Price)
Floor Price: $4.770 (applicable to all Number of Shares) (equal to 100% of the Hedge Price)
Monetization Amount: $21,331,440 (86.00%)
As indicated in the text of the Transaction Acknowledgment, the Transaction Acknowledgment was later replaced and superseded by a Confirmation. The Confirmation for this transaction was filed as Exhibit 10.6 to the Company’s Form 10-Q for the quarter ended March 28, 2003.
Tranche 2:
On February 28, 2003, the Company instructed the counterparty to continue hedging an additional 2.7 million NITE shares provided the stock price traded above a certain price level. As a result, the Company and the counterparty negotiated terms very similar to the ones executed on Tranche 1 but with a three year maturity. These terms were agreed upon in telephone conversations between the Company and the counterparty and then documented in a second Transaction Acknowledgment (see Appendix 2) from the counterparty. This second Transaction Acknowledgment was not signed by the Company since the counterparty was satisfied with the verbal order to transact, which is a common practice for transactions subject to a price limit. The significant terms agreed upon between the parties were as follows:
Underlying Number of Shares: Up to 2,700,000 shares of NITE
Hedge Price: The average price per share at which the counterparty establishes its hedge (short sale position) in respect of the Prepaid Variable Forward.
Notional Size: The Number of Shares multiplied by the Hedge Price.
Maturity Date: Three years from the date the counterparty establishes its hedge (short sale position) in respect of the Prepaid Variable Forward.
Cap Price: 115% of the Hedge Price (applicable to all Number of Shares)
Floor Price: 95% of the Hedge Price (applicable to all Number of Shares)
Monetization Amount: 85.5% of the Notional Size
The Company instructed the counterparty to enter into short sales pursuant to the terms above at a minimum price of $4.77 per share. By March 21, 2003, the counterparty was only able to enter into six short sales supporting 194,457 underlying shares, after which the price of NITE dropped below the $4.77 minimum price. On April 7, 2003, Tranche 2 was closed and the Company executed a final Transaction Acknowledgment (see Appendix 3) and final Confirmation with the counterparty.
Tranche 3:
In May 2003, the market price of NITE strengthened, and the Company decided to hedge its remaining position. On May 30, 2003, the Company received a draft of the third Transaction Acknowledgment from the counterparty. The Company updated the number of shares and executed the Transaction Agreement (see Appendix 4), the significant terms of which were as follows:
Underlying Number of Shares: Up to 2,512,893 shares of NITE (representing all of the remaining shares of NITE not yet hedged by the Company)
Hedge Price: The average price per share at which the counterparty establishes its hedge (short sale position) in respect of the Prepaid Variable Forward.
Notional Size: The Number of Shares multiplied by the Hedge Price.
Maturity Date: Three years from the date the counterparty establishes its hedge (short sale position) in respect of the Prepaid Variable Forward.
Cap Price: 115% of the Hedge Price (applicable to all Number of Shares)
Floor Price: 95% of the Hedge Price (applicable to all Number of Shares)
Monetization Amount: 85.5% of the Notional Size
The counterparty executed five short sales through June 5, 2003 to complete this order. Tranche 3 was closed and the Company executed a final Confirmation as of that date.
The Confirmations for Tranches 2 and 3 were filed as Exhibits 10.3 and 10.4, respectively, to the Company’s Form 10-Q for the quarter ended June 27, 2003. None of the Transaction Acknowledgments were filed as exhibits to the Company’s periodic filings, as by their terms they were replaced and superseded by the Confirmations.

Securities and Exchange Commission, September 21, 2005

Copies of the each of the Transaction Acknowledgments are being supplementally provided to the Staff as Appendices 1 through 4 to this letter, to assist in understanding the transactions. We are also supplementally providing copies of the “Hedging Execution Logs” for Tranches 2 and 3 (see Appendices 5 and 6, respectively) from the counterparty, which detail each of the individual short sale transactions during the accumulation periods along with the calculations of the weighted average terms of each tranche. No such log exists for Tranche 1, since the counterparty executed the short sale transaction for that tranche in a single block trade.
Staff Comment 2: Note 16. Derivative Financial Instruments and Hedging Activities, page 59
Please tell us the number of individual prepaid variable forward contracts entered into related to the 7.9 million Knight shares and describe how the hedged price was determined for each contract. For example, we note that in Tranche 1 the floor price of the forward contract appears to equal the hedged price ($4.7700). We would expect that with a zero cost collar the floor price would be below the hedged price.
Company response:
The Company entered into three tranches of prepaid variable forward contracts. The hedge price for Tranche 1 was determined by the price per share in which the counterparty established its hedge (short position) with respect to the prepaid variable forward contract in a single block trade. The hedge price for Tranches 2 and 3 was determined based on the weighted average price per share at which the counterparty established its hedge (short position) in respect to the prepaid variable forward contracts over a period of time, pursuant to the Transaction Acknowledgments described in our response to Staff Comment 1.
We respectfully note that many different combinations of options could result in a zero cost collar and not necessarily only in instances where the floor price is below the hedge price. In order to accomplish a zero cost collar, the floor price for prepaid variable forward contracts normally ranges between 95% and 100% of the hedge price, depending on the term of the contract. The cap price normally ranges between 115% and 120% of the hedge price. Tranche 1 had a four-year term, while Tranches 2 and 3 had three-year terms. Accordingly, the floor and cap prices for Tranche 1 were higher. In each case, however, there was no cost to the Company for the collar. As further discussed under Staff Comment 5, the interest rate on the debt was consistent with prevailing market interest rates, which further supports the conclusion that the contracts were zero cost collars.
Staff Comment 3: Note 16. Derivative Financial Instruments and Hedging Activities, page 59
Please tell us whether you entered into a separate prepaid variable forward contract and documented a separate hedge relationship for each date within the hedging periods (i.e. for Tranche 2 dates between 2/28/03 and 3/31/03).
Company response:
Each tranche was a separate prepaid variable forward contract, for which the hedge, floor, and cap prices were determined by the short sale transactions executed by the counterparty during the accumulation periods. We understood from the counterparty that for practical reasons the market practice for this type of hedging transaction was to aggregate a certain number of short selling hedging days into single tranche contracts. As a result, we did not enter into a separate prepaid variable forward contract for each date within the hedging periods.
For example, for Tranche 2, the counterparty received the order to execute a prepaid variable forward contract on February 28, 2003. The counterparty was able to execute six short sales before the price of the underlying stock fell below our minimum price. The first short sale was on February 28, 2003 and the last was on March 21, 2003. Tranche 2 was closed and priced on April 7, 2003 based on the weighted average price of the six short sales completed.
Staff Comment 4: Note 16. Derivative Financial Instruments and Hedging Activities, page 59
Please provide the contemporaneous hedge documentation prepared for the prepaid variable forward contracts entered into on February 28, 2003, March 21, 2003 and May 30, 2003. If contracts were not entered into during each day specified above, please provide the documentation for the next day a hedge was entered into.

Securities and Exchange Commission, September 21, 2005

Company response:
Copies of a) an initial memorandum documenting our hedge designation for the prepaid variable forward contract initiated on February 27, 2003 (Tranche 1), b) a second memorandum documenting our hedging designation for the prepaid variable forward contracts initiated on February 27, 2003 (Tranche 1) and February 28, 2003 (Tranche 2) and c) an addendum which was prepared for the contract initiated on May 30, 2003 (Tranche 3) are being provided supplementally to the Staff. The second memorandum was presented to our Audit Committee at its regular meeting on May 20, 2003 pursuant to the Company’s Derivatives Policy. The addendum for Tranche 3 was presented to our Audit Committee at its regular meeting on August 2, 2003.
The Company’s Derivatives Policy, dated as of August 20, 2002, specifies that the Company does not use derivative instruments for speculative or trading purposes and is being supplementally provided to the Staff as Appendix 7. The hedging designation memorandums are being supplementally provided to the Staff as Appendices 8 through 10.
Staff Comment 5: Note 16. Derivative Financial Instruments and Hedging Activities, page 59
Please confirm that you considered each individual prepaid variable forward contract to be a zero cost collar.
Company response:
We considered each of the embedded collars within each of the prepaid variable forward contracts to be a zero cost collar. The net proceeds exchanged were equal to the notional amount less the prepaid interest on this same amount. Therefore, there was no exchange of cash related to the collar making it zero cost. Additionally, the implicit interest rate on the contracts ranged from 3.8% to 5.2%, which represented the rate at which the counterparty was willing to lend money to the Company based on prevailing market interest rates for three or four year terms.
Staff Comment 6: Note 16. Derivative Financial Instruments and Hedging Activities, page 59
Please tell us how often you received cash from the counterparty related to your prepaid variable forward contracts.
Company response:
We received cash after executing the final Confirmation with respect to each tranche of prepaid variable forward contracts. Specifically, we received the cash for each tranche on the following dates:

	Confirmation Date	Date Cash Received
Tranche 1:	February 28, 2003	March 4, 2003
Tranche 2:	April 7, 2003	April 8, 2003
Tranche 3:	June 5, 2003	June 9, 2003
If you have any questions concerning the above responses, please contact me at (402) 597-7781 or William J. Gerber at (402) 827-8933.

Very truly yours, /S/ JOHN R. MACDONALD John R. MacDonald Executive Vice President, Chief Financial Officer and Treasurer

Securities and Exchange Commission, September 21, 2005

Appendix Index

Appendix 1	Transaction Acknowledgment – Tranche 1
Appendix 2	Transaction Acknowledgment – Tranche 2
Appendix 3	Revised Transaction Acknowledgment – Tranche 2
Appendix 4	Transaction Acknowledgment – Tranche 3
Appendix 5	Hedging Execution Log – Tranche 2
Appendix 6	Hedging Execution Log – Tranche 3
Appendix 7	Ameritrade Holding Corporation Derivatives Policy
Appendix 8	Initial Hedge Designation Memorandum (Tranche 1)
Appendix 9	Hedge Designation Memorandum (Tranches 1 and 2)
Appendix 10	Hedge Designation Memorandum – Addendum (Tranche 3)

Appendix 1
February 27, 2003
AMERITRADE HOLDING CORPORATION
Attn: Tim Nowell
Fax: 402 597 8470
      This confirms the economic terms and conditions of the Prepaid Variable Forward transaction (the “Transaction”) that you have agreed to enter into with Citibank, N.A. (“Citibank”). This is a summary only; full documentation will be in the form of a trade confirmation (the “Confirmation”), which will incorporate the terms of the 1992 ISDA Master Agreement and be governed by the 1996 ISDA Equity Derivatives Definitions (both published by the International Swaps and Derivatives Association), copies of which are available from us upon request and if not previously furnished to you by us, will accompany the Confirmation. This Transaction Acknowledgement constitutes a binding confirmation under the ISDA Master Agreement, dated as of February 27, 2003, between us, and will be replaced and superseded by the Confirmation upon execution thereof.

Dealer:	Citibank, N.A. (“Citibank”)

Counterparty:	AMERITRADE HOLDING CORPORATION (the Counterparty being the “Company”).

Underlying Equity:	The Class-A common stock of Knight Trading Group, Inc., par value U.S. $0.01 per Share (Exchange symbol “NITE”)

Number of Shares:	5,200,00 shares.

Hedge Price:	$4.77

Notional Size:	The Number of Shares multiplied by the Hedge Price

Maturity Date:	4 years from inception of the Transaction.

Cap Price:	$5.724 (applicable to all Number of Shares)

Floor Price:	$4.770 (applicable to all Number of Shares)

Monetization Amount:	$21,331,440 (86.00%)

Unwind Period:	20 trading days after the maturity date.

Settlement Date:	Each day during the Unwind Period

Maturity Settlement Methods:	Cash settlement or physical settlement, at the Counterparty’s option.

Cash Settlement Price:	The closing price for the Underlying Equity on a Settlement Date.

Dividends:	In the event that a dividend on the Underlying Equity is paid (a “Dividend Amount”) during the life of the Transaction, the Counterparty will have a choice of paying such Dividend Amount to the Dealer or accept an adjustment to the Cap Price as determined by the Calculation Agent to compensate Citibank for increased hedging expenses.

Borrow Cost Adjustment:	Counterparty will reimburse Dealer if the fixed borrow costs of the Underlying Equity for Dealer exceed 25 basis points per annum.

Merger Adjustments:	Share for Share: Cancellation and Payment Share for Other: Cancellation and Payment Share for Combined: Cancellation and Payment

For any Cancellation and Payment, the Transaction will be unwound at fair value based on the Calculation Agent’s reasonable determination of fair value to Dealer of an option with terms that would preserve for Dealer the economic equivalent of any payment or delivery (assuming satisfaction of each applicable condition precedent) by the parties in respect of the relevant Transaction that would have been required after that date but for the occurrence of the Merger Event.

Collateral:	The Number of Shares.

Other Terms:	The parties agree to negotiate a brokerage commission in connection with Salomon Smith Barney’s sale of 4.775 million shares of the Underlying Equity. If such an agreement is reached, the Counterparty will pay Citibank that amount, if not the brokerage commission will be zero.

Calculation Agent:	Citibank

Governing Law:	New York
You acknowledge that we have entered into hedging transactions in reliance on your consent to this Transaction Acknowledgement. You agree that you will return a signed copy of the Confirmation within thirty (30) days of the date the agreed upon confirmation is delivered to you and if you fail to do so, may elect to terminate the Transaction and in such event, you will be liable for all losses, costs and expenses of Citibank and its affiliates related to such termination (including market risk) and in partial or full satisfaction thereof, Citibank and its affiliates may set off obligations owed to you by them or apply any of your property in their possession, whether as collateral or otherwise, against same.
      Please indicate your understanding of and agreement with the above terms and conditions and your instruction for Citibank to complete execution by signing below, and returning to me by fax at (212) 723-8328 and by returning originals to my attention at:

Citibank
c/o Herman Hirsch

Agreed to and accepted by:
AMERITRADE HOLDING CORPORATION
/s/ Kurt D. Halvorson, CAO, EVP

Authorized Signatory

Agreed to and accepted by:
CITIBANK, NA

/s/ Herman Hirsch

Herman Hirsch
Authorized Signatory

Appendix 2
February 28, 2003
AMERITRADE HOLDING CORPORATION
Attn: Tim Nowell
Fax: 402 597 8470
This confirms the economic terms and conditions of the Prepaid Variable Forward transaction (the “Transaction”) that you have agreed to enter into with Citibank, N.A. (“Citibank”). This is a summary only; full documentation will be in the form of a trade confirmation (the “Confirmation”), which will incorporate the terms of the 1992 ISDA Master Agreement and be governed by the 1996 ISDA Equity Derivatives Definitions (both published by the International Swaps and Derivatives Association), copies of which are available from us upon request and if not previously furnished to you by us, will accompany the Confirmation. This Transaction Acknowledgment constitutes a binding confirmation under the ISDA Master Agreement, dated as of February 27, 2003, between us, and will be replaced and superseded by the Confirmation upon execution thereof.

Dealer:	Citibank, N.A. (“Citibank”)

Counterparty:	AMERITRADE HOLDING CORPORATION (the Counterparty being the “Company”).

Underlying Equity:	The Class-A common stock of Knight Trading Group, Inc., par value U.S. $0.01 per Share (Exchange symbol “NITE”)

Number of Shares:	Up to 2,700,000 shares.

Hedge Price:	The average price per share at which Citibank establishes its hedge in respect of the Prepaid Variable Forward.

Notional Size:	The Number of Shares multiplied by the Hedge Price

Maturity Date:	3 years from the date Citibank establishes its hedge in respect of the Prepaid Variable Forward.

Cap Price:	115% of the Hedge Price (applicable to all Number of Shares)

Floor Price:	95% of the Hedge Price (applicable to all Number of Shares)

Monetization Amount:	85.5% of the Notional Size

Unwind Period:	20 trading days after the maturity date.

Settlement Date:	Each day during the Unwind Period

Maturity Settlement Methods:	Cash settlement or physical settlement, at the Counterparty’s option.

Cash Settlement Price:	The closing price for the Underlying Equity on a Settlement Date.

1

Dividends:	In the event that a dividend on the Underlying Equity is paid (a “Dividend Amount”) during the life of the Transaction, the Counterparty will have a choice of paying such Dividend Amount to the Dealer or accept an adjustment to the Cap Price as determined by the Calculation Agent to compensate Citibank for increased hedging expenses.

Borrow Cost Adjustment:	Counterparty will reimburse Dealer if the fixed borrow costs of the Underlying Equity for Dealer exceed 25 basis points per annum.

Merger Adjustments:	Share for Share: Cancellation and Payment
Share for Other: Cancellation and Payment
Share for Combined: Cancellation and Payment

For any Cancellation and Payment, the Transaction will be unwound at fair value based on the Calculation Agent’s reasonable determination of fair value to Dealer of an option with terms that would preserve for Dealer the economic equivalent of any payment or delivery (assuming satisfaction of each applicable condition precedent) by the parties in respect of the relevant Transaction that would have been required after that date but for the occurrence of the Merger Event.

Collateral:	The Number of Shares.

Other Terms:	The parties agree to negotiate a brokerage commission in connection with Salomon Smith Barney’s sale of 4.775 million shares of the Underlying Equity. If such an agreement is reached, the Counterparty will pay Citibank that amount, if not the brokerage commission will be zero.

Calculation Agent:	Citibank

Governing Law:	New York
You acknowledge that we have entered into hedging transactions in reliance on your consent to this Transaction Acknowledgement. You agree that you will return a signed copy of the Confirmation within thirty (30) days of the date the agreed upon confirmation is delivered to you and if you fail to do so, may elect to terminate the Transaction and in such event, you will be liable for all losses, costs and expenses of Citibank and its affiliates related to such termination (including market risk) and in partial or full satisfaction thereof, Citibank and its affiliates may set off obligations owed to you by them or apply any of your property in their possession, whether as collateral or otherwise, against same.
Please indicate your understanding of and agreement with the above terms and conditions and your instruction for Citibank to complete execution by signing below, and returning to me by fax at (212) 723-8328 and by returning originals to my attention at:

Citibank
c/o Herman Hirsch

2

Agreed to and accepted by:
AMERITRADE HOLDING CORPORATION

Authorized Signatory

Agreed to and accepted by: CITIBANK, NA

Herman Hirsch
Authorized Signatory

3

Appendix 3
February 28, 2003
AMERITRADE HOLDING CORPORATION
Attn: Tim Nowell
Fax: 402 597 8470
This confirms the economic terms and conditions of the Prepaid Variable Forward transaction (the “Transaction”) that you have agreed to enter into with Citibank, N.A. (“Citibank”). This is a summary only; full documentation will be in the form of a trade confirmation (the “Confirmation”), which will incorporate the terms of the 1992 ISDA Master Agreement and be governed by the 1996 ISDA Equity Derivatives Definitions (both published by the International Swaps and Derivatives Association), copies of which are available from us upon request and if not previously furnished to you by us, will accompany the Confirmation. This Transaction Acknowledgement constitutes a binding confirmation under the ISDA Master Agreement, dated as of February 27, 2003, between us, and will be replaced and superseded by the Confirmation upon execution thereof.

Dealer:	Citibank, N.A. (“Citibank”)

Counterparty:	AMERITRADE HOLDING CORPORATION (the Counterparty being the “Company”).

Underlying Equity:	The Class-A common stock of Knight Trading Group, Inc., par value U.S. $0.01 per Share (Exchange symbol “NITE”)

Number of Shares:	194,457 shares.

Hedge Price:	$4.8288

Notional Size:	The Number of Shares multiplied by the Hedge Price

Maturity Date:	4/7/06

Cap Price:	$5.5531 (applicable to all Number of Shares)

Floor Price:	$4.5874 (applicable to all Number of Shares)

Monetization Amount:	$802,839.84 (85.5% of the Notional Size)

Unwind Period:	20 trading days after the maturity date.

Settlement Date:	Each day during the Unwind Period.

Maturity Settlement Methods:	Cash settlement or physical setttlement, at the Counterparty’s option.

Cash Settlement Price:	The closing price for the Underlying Equity on a Settlement Date.
1

Dividends:	In the event that a dividend on the Underlying Equity is paid (a “Dividend Amount”) during the life of the Transaction, the Counterparty will have a choice of paying such Dividend Amount to the Dealer or accept an adjustment to the Cap Price as determined by the Calculation Agent to compensate Citibank for increased hedging expenses.

Borrow Cost Adjustment:	Counterparty will reimburse Dealer if the fixed borrow costs of the Underlying Equity for Dealer exceed 25 basis points per annum.

Merger Adjustments:	Share for Share: Cancellation and Payment Share for Other: Cancellation and Payment Share for Combined: Cancellation and Payment

For any Cancellation and Payment, the Transaction will be unwound at fair value based on the Calculation Agent’s reasonable determination of fair value to Dealer of an option with terms that would preserve for Dealer the economic equivalent of any payment or delivery (assuming satisfaction of each applicable condition precedent) by the parties in respect to the relevant Transaction that would have been required after that date but for the occurrence of the Merger Event.

Collateral:	The Number of Shares.

Other Terms:	The parties agree to negotiate a brokerage commission in connection with Salomon Smith Barney’s sale of 178,900 shares of the Underlying Equity. If such an agreement is reached, the Counterparty will pay Citibank that amount, if not the brokerage commission will be zero.

Calculation Agent:	Citibank

Governing Law:	New York
      You acknowledge that we have entered into hedging transactions in reliance on your consent to this Transaction Acknowledgment. You agree that you will return a signed copy of the Confirmation within thirty (30) days of the date the agreed upon confirmation is delivered to you and if you fail to do so, may elect to terminate the Transaction and in such event, you will be liable for all losses, costs and expenses of Citibank and its affiliates related to such termination (including market risk) and in partial or full satisfaction thereof, Citibank and its affiliates may set off obligations owed to you by them or apply any of your property in their possession, whether as collateral or otherwise, against same.
      Please indicate your understanding of and agreement with the above terms and conditions and your instruction for Citibank to complete execution by signing below, and returning to me by fax at (212) 723-8328 and by returning originals to my attention at:

Citibank c/o Herman Hirsch

Agreed to and accepted by:

AMERITRADE HOLDING CORPORATION

By:	/s/ William J. Gerber Name: Title:

Agreed to and accepted by:
CITIBANK, NA

		By:	/s/ William Ortner William Ortner Authorized Representative

2

Appendix 4
May 30, 2003
AMERITRADE HOLDING CORPORATION
Attn: Tim Nowell
Fax: 402 597 8470
      This confirms the economic terms and conditions of the Prepaid Variable Forward transaction (the “Transaction”) that you have agreed to enter into with Citibank, N.A. (“Citibank”). This is a summary only, full documentation will be in the form of a trade confirmation (the “Confirmation”), which will incorporate the terms of the 1992 ISDA Master Agreement and be governed by the 1996 ISDA Equity Derivatives Definitions (both published by the International Swaps and Derivatives Association), copies of which are available from us upon request and if not previously furnished to you by us, will accompany the Confirmation. This Transaction Acknowledgment constitutes a binding confirmation under the ISDA Master Agreement, dated as of February 27, 2003, between us, and will be replaced and superseded by the Confirmation upon execution thereof.

Dealer:	Citibank, N.A. (“Citibank”).

Counterparty:	AMERITRADE HOLDING CORPORATION (the Counterparty being the “Company”).

Underlying Equity:	The Class-A common stock of Knight Trading Group, Inc., par value U.S.$0.01 per Share (Exchange symbol “NITE”).

Number of Shares:	Up to 2,512,893 shares.

Hedge Price:	The average price per share at which Citibank establishes its hedge in respect of the Prepaid Variable Forward.

Notional Size:	The Number of Shares multiplied by the Hedge Price.

Maturity Date:	3 years from the date Citibank establishes its hedge in respect of the Prepaid Variable Forward.

Cap Price:	115% of the Hedge Price (applicable to all Number of Shares).

Floor Price:	95% of the Hedge Price (applicable to all Number of Shares).

Monetization Amount:	85.5% of the Notional Size.

Unwind Period:	20 trading days after the maturity date.

Settlement Date:	Each day during the Unwind Period.

Maturity Settlement Methods:	Cash settlement or physical settlement, at the Counterparty’s option.

Cash Settlement Price:	The closing price for the Underlying Equity on a Settlement Date.

1

Dividends:	In the event that a dividend on the Underlying Equity is paid (a “Dividend Amount”) during the life of the Transaction, the Counterparty will have a choice of paying such Dividend Amount to the Dealer or accept an adjustment to the Cap Price as determined by the Calculation Agent to compensate Citibank for increased hedging expenses.

Borrow Cost Adjustment:	Counterparty will reimburse Dealer if the fixed borrow costs of the Underlying Equity for Dealer exceed 25 basis points per annum.

Merger Adjustments:	Share for Share: Cancellation and Payment Share for Other: Cancellation and Payment Share for Combined: Cancellation and Payment

For any Cancellation and Payment, the Transaction will be unwound at fair value based on the Calculation Agent’s reasonable determination of fair value to Dealer of an option with terms that would preserve for Dealer the economic equivalent of any payment or delivery (assuming satisfaction of each applicable condition precedent) by the parties in respect of the relevant Transaction that would have been required after that date but for the occurrence of the Merger Event.

Collateral:	The Number of Shares.

Calculation Agent:	Citibank

Governing Law:	New York
You acknowledge that we have entered into hedging transactions in reliance on your consent to this Transaction Acknowledgement. You agree that you will return a signed copy of the Confirmation within thirty (30) days of the date the agreed upon confirmation is delivered to you and if you fail to do so, may elect to terminate the Transaction and in such event, you will be liable for all losses, costs and expenses of Citibank and its affiliates related to such termination (including market risk) and in partial or full satisfaction thereof, Citibank and its affiliates may set off obligations owed to you by them or apply any of your property in their possession, whether as collateral or otherwise, against same.
      Please indicate your understanding of and agreement with the above terms and conditions and your instruction for Citibank to complete execution by signing below, and returning to me by fax at (212) 723-8328 and by returning originals to my attention at:

Citibank
c/o Herman Hirsch

2

Agreed to and accepted by:
AMERITRADE HOLDING CORPORATION
/s/ William J. Gerber

Authorized Signatory

Agreed to and accepted by:
CITIBANK, NA

/s/ Herman Hirsch

Herman Hirsch
Authorized Signatory

Appendix 5
AMERITRADE PREPAID FORWARD SALE TRANSACTION — HEDGING EXECUTION LOG
UNDERLYING EQUITY: <NITE>

Total Size of Transaction	2,707,350
Delta	92.00%
Total Shares To Sell	2,490,762
Total Shares Left to Sell	2,311,862
Baseline Cash Proceeds	85.50%
Baseline Put Strike (Floor)	95.00%
Baseline Call Strike (Cap)	115.00%
Weighted Average Sales Price	$4.8288
Weighted Average Floor Price	$4.5874
Weighted Average Cap Price	$5.5531
Shares Sold	178,900
Notional Shares	194,457
Notional Amount (incl. Accrued Interest)	$938,993.96
Hedge Proceeds (incl. Accrued Interest)	$863,867.79
Cash Funding (incl. Accrued Interest)	$802,839.84
Loan Principal	$892,044.26
Maturity Date	4/7/2006

Hedging Date	Shares Sold	Average Hedge Price	Unadjusted Notional	Unadjusted Initial Cash Funding	Floor	Cap
2/28/2003	110,000	$4.8290	$577,380	$493,660	$4.5876	$5.5534
3/4/2003	33,900	$4.8782	$179,751	$153,687	$4.6343	$5.6099
3/7/2003	10,000	$4.7700	$51,848	$44,330	$4.5315	$5.4855
3/19/2003	10,000	$4.7700	$51,848	$44,330	$4.5315	$5.4855
3/20/2003	5,000	$4.7700	$25,924	$22,165	$4.5315	$5.4855
3/21/2003	10,000	$4.7700	$51,848	$44,330	$4.5315	$5.4855

Appendix 6
AMERITRADE PREPAID FORWARD SALE TRANSACTION — HEDGING EXECUTION LOG
UNDERLYING EQUITY: <NITE>                               Tranche 3

Total Size of Transaction	2,512,893
Delta	92.00%
Total Shares To Sell	2,311,862
Total Shares Left to Sell	0
Baseline Cash Proceeds	85.50%
Baseline Put Strike (Floor)	95.00%
Baseline Call Strike (Cap)	115.00%
Weighted Average Sales Price	$6.2157
Weighted Average Floor Price	$5.9049
Weighted Average Cap Price	$7.1480
Shares Sold	2,311,862
Notional Shares	2,512,893
Notional Amount	$15,619,353.23
Hedge Proceeds	$14,369,804.98
Cash Funding	$13,354,547.01
Loan Principal	$14,838,385.57
Maturity Date	6/5/2006

Hedging Date	Shares Sold	Average Hedge Price	Notional	Initial Cash Funding	Floor	Cap
5/30/2003	405,000	$6.2719	$2,760,999	$2,360,655	$5.9583	$7.2127
6/2/2003	725,000	$6.2842	$4,952,223	$4,234,151	$5.9700	$7.2268
6/3/2003	135,000	$6.0286	$884,632	$756,360	$5.7272	$6.9329
6/4/2003	800,000	$6.1114	$5,314,261	$4,543,693	$5.8058	$7.0281
6/5/2003	246,862	$6.3625	$1,707,239	$1,459,689	$6.0444	$7.3169

Appendix 7
AMERITRADE HOLDING CORPORATION

DERIVATIVES POLICY
PURPOSE AND OBJECTIVE OF A DERIVATIVE POLICY
Occasionally Ameritrade (AMTD) will utilize a derivative instrument to manage risk. Currently, AMTD uses a hedge on the S&P to manage the risk attendant to the CEO’s deferred compensation. In the future, derivatives may be used to manage interest rate exposure, foreign exchange risk and the liquidation of Company assets. AMTD does not use derivative instruments for speculative or trading purposes.
The purpose of this Statement is to
1.	Ensure a consistent and responsible method of administering the use of derivative instruments

2.	Promote sound planning and careful coordination of the use of derivative instruments

3.	Prohibit the use of derivative instruments for speculative or trading purposes

DOCUMENTATION
All programs of derivative instruments will have written descriptions of the risks being hedged at inception of the transaction. To the extent possible, a standardized contract (Master Agreement) should be in place prior to the commencement of any financial derivative instrument. The 1992 ISDA Master Agreement, or such later documentation, should be used as a guideline for standardizing documentation and customized further if necessary. All contracts shall be approved by the Legal Department and the Chief Financial Officer. A copy of the executed agreements shall be sent to the Legal Department. The Legal Department will be responsible for monitoring documentation exceptions to ensure conformity of all derivative contracts. In addition, once the actual derivative instrument has been consummated, all information for the derivative instrument shall be immediately copied and sent to the CFO and Corporate Controller for appropriate (Statement of Financial Accounting Standards SFAS 133) accounting.
CREDIT RISK MANAGEMENT
Commercial banks and investment banks (and their affiliates) with which AMTD has a relationship shall be used as the financial counterparties for derivative instruments. The CFO must approve derivative instruments initiated with any financial counterparty. As part of the documentation for approval by the CFO, normal credit due diligence procedures shall apply including a summary of total derivatives exposure to the counterparty by AMTD, as well as the counterparty’s Senior Unsecured Debt Rating.

The due diligence procedures will be updated at least annually if circumstances have changed since inception. Such changes include a credit downgrade or other negative events at the counterparty financial institution.
TYPES OF CONTRACTS AUTHORIZED FOR USE
There are no derivative instruments authorized by this policy. Each use of a derivative will be a unique decision to be approved by the CFO, subject to the approval levels established within the Board approved Delegation of Authority policy.
PROHIBITED USES
Derivative instruments may not be used for activities that increase risk to the Corporation, such as trading, speculation, or any other purpose in which the objective is to generate profits. Derivative instrument activities are considered speculative if they increase risk, if their use has no relation to objectives specified by this policy, or if their use is not intended and expected to reduce identified business risks. AMTD will not enter into any derivative instrument for which there is not an actual physical or contractual risk that is being hedged.
Derivative instruments can become extremely complex when combinations of components and unusual features are embedded in a single instrument. Complex instruments are more difficult to evaluate from economic and accounting perspectives. If the fair value of complex derivative instruments is difficult to obtain or cannot be objectively verified, it is difficult to fully understand how effective they will be in accomplishing their objectives. Complex derivative instruments are prohibited by this policy if they are not essential to accomplishing the objectives specified in this policy or if they cannot be readily valued and determined to be effective in reducing risk.
REPORTING
The CFO’s staff will facilitate overall monitoring of derivative instruments in order to comply with SEC and FASB reporting requirements.
Any new derivatives will be brought to Audit Committee at the first regular quarterly meeting after the date the Company entered into the derivative.
At least annually, the CFO will report to the Board of Directors (or the Audit Committee of the Board of Directors) on the status of all derivative transactions.
Rev. 8/20/02

Appendix 8
Memorandum

To:	Randy MacDonald Bill Gerber Tim Nowell Lance Schulz

From:	Hubert Ban

Re:	Prepaid Variable Forward Transaction dated February 27, 2003
The purpose of this memo is to outline the terms, conditions and summarize the accounting implications of the prepaid variable forward contract (the “Contract”) that Ameritrade Holding Corporation (“AMTD”) entered into on February 27, 2003 with Citibank, N.A. (“Citi”)
The goal of a prepaid forward contract is to hedge the cash flow associated with the forecasted future sale of the underlying equities. This is accomplished through a collar that provides protection from a decline in stock price (floor of $4.77) while retaining some upside potential (cap $5.724) in an equity (Knight Trading Group, Inc.)(“NITE”). A prepaid forward contract is a forward sale agreement in which AMTD received an upfront payment ($21,331,440) in exchange for a commitment to deliver (up to 5.2 million shares based on NITE stock value) equities in the future.
The general terms of the February 27, 2003 contract entered into between AMTD and Citi are as follows:
1)	Underlying equity is the Class A — Common stock of 5,200,000 shares of NITE

2)	Hedge price is $4.77 a share

3)	Notional amount equals $24,804,000 (hedge price*shares)

4)	The contract matures on February 27, 2007

5)	Cap price is $5.724 a share

6)	Floor price is $4.770 a share

7)	Monetization amount is $21,331,440 (86% — monetization/notional amount
The accounting literature requires that AMTD assess the effectiveness of the hedge whenever financial statements or earnings are reported, and at least every three months. The hedged instrument was designated as a cash flow hedge, which requires all changes in the value of the call and put portions of the embedded transaction to be posted in other comprehensive income, tax effected (currently 40%), for the term of the contract. The change of the fair value of the NITE shares, which are classified as an “available-for-sale” investment, also continues to be posted to other comprehensive income, tax effected (currently 40%). At maturity of the contract, the value of the collar and gain realized on the gross amount of stock will be reclassified from other comprehensive income to the income statement. The monetization amount is treated like a loan. Interest expense will be amortized over the life of the contract using the implied interest rate of 3.77%.
Entries
Initial Monetization — February
Debit            Cash           $21.3mm
           Credit            Notes payable-ppd fwd          $21.3mm
Amortization of effective interest at 3.8% — March
Debit            Interest expense           $62k
           Credit            Notes payable-ppd fwd           $62k

Debit            Deferred Income tax asset           $24.8k
           Credit            Income tax expense-dfd           $24.8k
Mark to market of collar — March
Debit PPD fwd collar (asset)           $3.4mm (based on Citi collar valuation of $.65 share)
           Credit            Deferred income tax liability           $1.4mm
           Credit            Other comprehensive income $2.0mm

Appendix 9
Ameritrade Holding Corporation
Prepaid Variable Forward Contract
Derivatives Policy Compliance
The purpose of this summary is to document the use of prepaid variable forward contracts on the Company’s investment in Knight Trading Group, Inc. Class A common stock (“NITE”) in accordance with the Ameritrade Holding Corporation Derivatives Policy (the “Policy”).
Description of Transaction/Risk Being Hedged
The goal of a prepaid forward contract is to hedge the cash flow associated with the forecasted future sale of an underlying equity instrument. This is accomplished through a zero-cost collar that provides protection from a decline in stock price (floor) while retaining some upside potential (cap) in the underlying equity. A prepaid forward contract is a forward sale agreement in which AMTD received an upfront payment in exchange for a commitment to deliver equities, or their equivalent cash amount, in the future. Under a forward sale agreement, the income tax liability resulting from the gain on the underlying equities is deferred until delivery of the equities at maturity of the contract.
Terms
The prepaid forward contracts are governed by the 1992 ISDA Master Agreement signed November 1, 2001, updated with the 2002 ISDA definitions. The contracts were approved by the Legal Department and Chief Financial Officer. The general terms of the prepaid forward contracts are as follows:

	Tranche 1	Tranche 2
Transaction date	2/27/2003	4/7/2003
Underlying Class A shares of NITE	5,200,000	194,457
Hedge Price	$4.7700	$4.8288
Notional Amount (Hedge price*shares)	$24,804,000	$938,992
Maturity Date	2/27/2007	4/7/2006
Cap Price	$5.7240	$5.5531
Floor Price	$4.7700	$4.5874
Monetization amount	$21,331,440	$802,838
Monetization percentage	86.0%	85.5%
AMTD may enter into additional prepaid forward contracts for the remaining NITE shares not subject to the above contracts (approximately 2.5 million shares). Information on additional contracts will be added to this summary as an addendum when executed.
Credit Risk Management
The counterparty is Citibank, N.A. (“Citibank”). Citibank is a money center bank with a Standard & Poor’s long-term issuer credit rating of AA (very strong capacity to meet its financial commitments) and a short-term issuer credit rating of A-1 (strong capacity to meet its financial commitments). Citibank is a subsidiary of Citigroup, Inc., a diversified global financial services holding company.

Complexity
Citibank provides fair value quotes on the collar on a monthly basis. These quotes can be independently verified by comparison to valuation calculations using the Black-Scholes option pricing model or other valuation models. Therefore, the prepaid forward contract is not considered a complex derivative instrument prohibited by the Policy.
Accounting and Financial Reporting
The prepaid forward contracts will be disclosed, to the extent required, in AMTD’s annual reports on Form 10-K and quarterly reports on Form 10-Q in the notes to consolidated financial statements. The contracts will also be discussed in the liquidity section of the Management’s Discussion and Analysis and in the quantitative and qualitative disclosures about market risk.
The accounting literature requires that AMTD assess the effectiveness of the hedge whenever financial statements or earnings are reported, and at least every three months. The instrument was designated as a cash flow hedge, which requires all changes in the value of the call and put portions of the embedded transaction to be posted in “accumulated other comprehensive income”, net of income tax, in the stockholders’ equity section of the balance sheet, for the term of the contract. The change of the fair value of the NITE shares, which are classified as an “available-for-sale” investment, also continues to be posted to “accumulated other comprehensive income”, net of income tax. At maturity of the contract, the value of the collar and gain realized on the gross amount of underlying stock will be reclassified from other comprehensive income to the income statement. The monetization amount is treated like a loan. Interest expense will be accreted over the life of the contract using the interest rate implied in the contract.
Example Journal Entries — Tranche 1
Initial Monetization — February
Debit            Cash            $21.3mm
           Credit            Prepaid variable fwd obligation           $21.3mm
Accretion of effective interest — March
Debit            Interest expense           $62k
           Credit            Prepaid variable fwd obligation           $62k

Debit            Deferred Income tax asset           $24.8k
           Credit            Income tax expense-dfd           $24.8k
Mark to market of collar — March
Debit PPD fwd collar (asset)           $3.4mm (based on Citi collar valuation of $.65 share)
           Credit            Deferred income tax liability           $1.4mm
           Credit            Other comprehensive income           $2.0mm

Appendix 10
Ameritrade Holding Corporation
Prepaid Variable Forward Contract
Derivatives Policy Compliance
Addendum
Effective June 5, 2003, the Company entered into another prepaid variable forward contract for the Company’s remaining NITE investment. The general terms of the prepaid forward contract are as follows:

Tranche 3
Transaction date	6/5/2003
Underlying Class A shares of NITE	2,512,893
Hedge Price	$6.2157
Notional Amount (Hedge price*shares)	$15,619,353
Maturity Date	6/5/2006
Cap Price	$7.1480
Floor Price	$5.9049
Monetization amount	$13,354,547
Monetization percentage	85.5%